Exhibit 99.1

Stratasys Releases Third Quarter 2026 Financial Results
•Revenue of $142.6 million, up 4.1% compared to $137.0 million in the prior year period; up 3.6% sequentially from $137.6 million in the second quarter 2026
•Revenue in Aerospace and Defense, the largest business, grew over 35% compared to the prior year, and approximately 25% sequentially compared to second quarter 2026
•Systems revenue of $35.9 million, up approximately 12% compared to $32.1 million in the prior year period
•GAAP net loss of $10.2 million, or ($0.12) per diluted share, and non-GAAP net income of $3.5 million, or $0.04 per diluted share
•Adjusted EBITDA of $8.0 million, compared to $5.0 million in the prior year period
•Positive operating cash flow of $3.5 million
•$210.7 million in cash, equivalents and short-term deposits and no debt at September 30, 2026
•Updates full-year 2026 guidance
MINNETONKA, Minn. & REHOVOT, Israel - (BUSINESS WIRE) – November 12, 2026 - Stratasys Ltd. (Nasdaq: SSYS), (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced its financial results for the third quarter ended September 30, 2026.
“Our third quarter results reflect the successful ongoing shift from rapid prototyping to manufacturing, as reflected in the 4.1% growth year over year, supported by disciplined expense management,” said Dr. Yoav Zeif, CEO of Stratasys. “Our largest business, aerospace and defense, grew more than 35% year-over-year, in addition to growth in our automotive, dental and Stratasys Direct businesses. We continue to experience robust customer engagement across our pipeline as we navigate longer and more variable timelines for large, production-focused awards, which we have factored into our updated outlook. Demand for industrial additive manufacturing is increasingly structural, driven by megatrends such as onshoring, speed, cost and the need for resilient supply chains. With our debt-free balance sheet and strong cash position, we are poised to keep investing in our strategy to create long-term value for all stakeholders.”
Summary - Third Quarter 2026 Financial Results Compared to Third Quarter 2025:
•Revenue of $142.6 million up 4.1% compared to $137.0 million, and a 3.6% sequential increase from $137.6 million in the second quarter of 2026.
•GAAP gross margin of 43.7%, compared to 41.0%.
•Non-GAAP gross margin of 47.8%, compared to 45.3% primarily due to improved margins in the mix of systems sales and a tariff credit, partially offset by lower consumables revenue.
•GAAP operating loss of $11.0 million, compared to GAAP operating loss of $22.7 million.
•Non-GAAP operating income of $2.7 million, compared to $0.1 million.

•GAAP net loss of $10.2 million, or ($0.12) per diluted share, compared to net loss of $55.6 million, or ($0.65) per diluted share, which included a non-cash impairment of $33.9 million, or $0.40 per diluted share, related to Ultimaker investment.
•Non-GAAP net income of $3.5 million, or $0.04 per diluted share, compared to $1.5 million, or $0.02 per diluted share.
•Adjusted EBITDA of $8.0 million, compared to $5.0 million.
•Cash generated by operations of $3.5 million, compared to $6.9 million.
Financial Outlook:
The Company is adjusting its outlook for full year 2026. This outlook is based on current market conditions and assumes that the impacts of global inflationary pressures, relatively high interest rates, tariffs, exchange rates and other supply chain costs do not further impede economic activity. The specific metrics include adjustments that reflect longer sales cycles and greater variability in timing associated with larger, production-focused orders:
•Full year revenue of $556 million to $561 million, compared to the prior range of $565 million to $575 million, representing sequential improvement during the year.
•Full year non-GAAP gross margins of 46.6% to 46.7%, compared to prior range of 46.7% to 47.1%.
•Full year non-GAAP operating expenses ranging from $256 million to $257 million, compared to prior range of $260 million to $262 million.
•Full year non-GAAP operating margins in a range of 0.6% to 0.9%, compared to prior range of 0.7% to 1.5%.
•GAAP net loss of $77 million to $64 million, or ($0.88) to ($0.73) per diluted share, compared to prior range of $83 million to $67 million, or ($0.95) to ($0.76) per diluted share.
•Non-GAAP net income of $9 million to $11 million, or $0.10 to $0.12 per diluted share, compared to prior range of $8 million to $12.5 million, or $0.09 to $0.14 per diluted share.
•Adjusted EBITDA of $24 million to $26 million, with Adjusted EBITDA margin of 4.0% to 4.5%, compared to prior range of $25 million to $30 million, with Adjusted EBITDA margin of 4.5% to 5.0%.
•Capital expenditures of $15 million to $20 million.
Appropriate reconciliations between historical GAAP and non-GAAP financial measures, as well as between the GAAP and non-GAAP financial measures included in our updated financial outlook for 2026, are provided in the tables at the end of this press release and slide presentation, with itemized detail concerning the non-GAAP financial measures. We have not included, however, guidance for 2026 for GAAP gross margin or GAAP operating expenses, or a reconciliation of our guidance for 2026 for non-GAAP gross margins or non-GAAP operating expenses to the most directly comparable GAAP financial measures (i.e., GAAP gross margin and GAAP operating expenses, respectively), as the information needed to provide that GAAP guidance and that reconciliation is not available to us without unreasonable effort or with reasonable certainty from a quantitative perspective. We expect that the foregoing missing information related to our outlook on a GAAP basis for 2026 is likely to result in significant changes relative to our non-GAAP outlook in respect of the subject financial measures.
Stratasys Ltd. Third Quarter 2026 Webcast and Conference Call Details
The Company plans to webcast its conference call to discuss its third quarter 2026 financial results on Thursday, November 12, 2026, at 8:30 AM ET.
The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=0uO1fT80
To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.
Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.
To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.
Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.
Cautionary Statement Regarding Forward-Looking Statements
The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2026, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including the impact of higher energy costs due to the U.S.-Iranian conflict; global trends involving inflation, interest rates, economic activity and currency exchange rates, and their impact on the additive manufacturing industry, our company and our customers, in particular; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets;

the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential adverse effects of any renewed military conflict between the United States and Israel, on the one hand, and Iran and its sponsored terrorist organizations Hamas, Hezbollah, and, intermittently, the Houthi terrorist group in Yemen, on the other hand; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2025, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 5, 2026 (the “2025 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2025 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2026, which have been or will be furnished to the SEC throughout 2026, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Use of Non-GAAP Financial Measures
The non-GAAP data included herein, including, but not limited to, data for non-GAAP gross margins, non-GAAP operating expenses, non-GAAP operating income, non-GAAP operating margins, non-GAAP net income, and Adjusted EBITDA, which non-GAAP data excludes certain items, as detailed in the reconciliation tables herein (except for such data related to our outlook for 2026 for which we are unable to provide data for the excluded items), are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations. Our management utilizes these non-GAAP measures to enable us to assess our financial results (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains and legal provisions, (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. The items eliminated as part of our calculation of our non-GAAP financial measures either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. Our non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a reporting period, which may not provide a comparable view of our performance relative to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results, and between certain items for our outlook for 2026, on a GAAP and non-GAAP basis is provided in the tables below.

Yonah Lloyd
CCO & VP Investor Relations
Yonah.Lloyd@stratasys.com
Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets
(U.S. $ in thousands, except share data)
(Unaudited)
	September 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$130,719	$94,527
Short-term bank deposits	80,000	150,000
Accounts receivable, net of allowance for credit losses of $4,398 and $4,145 as of September 30, 2026 and December 31, 2025, respectively	169,119	160,478
Inventories	142,907	145,238
Prepaid expenses	10,577	5,500
Other current assets	26,223	26,241

Total current assets	559,545	581,984
Non-current assets
Property, plant and equipment, net	189,424	192,566
Goodwill	100,223	101,599
Other intangible assets, net	80,293	95,842
Operating lease right-of-use assets	24,995	25,417
Long-term investments	78,368	63,104
Other non-current assets	15,137	13,252

Total non-current assets	488,440	491,780

Total assets	$1,047,985	$1,073,764

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$48,992	$43,021
Accrued expenses and other current liabilities	24,407	34,284
Accrued compensation and related benefits	35,546	31,304
Deferred revenues - short-term	48,212	47,835
Operating lease liabilities - short-term	6,489	6,597

Total current liabilities	163,646	163,041
Non-current liabilities
Deferred revenues - long-term	16,899	19,062
Deferred income taxes	286	312
Operating lease liabilities - long-term	19,832	19,903
Contingent consideration - long-term	5,490	5,353
Other non-current liabilities	29,332	23,193

Total non-current liabilities	71,839	67,823

Total liabilities	$235,485	$230,864

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 par value, authorized 180,000 thousand shares; 88,358 thousand shares and 86,376 thousand shares issued at September 30, 2026 and December 31, 2025, respectively; 88,091 thousand shares and 86,110 thousand shares outstanding at September 30, 2026 and December 31, 2025, respectively	$248	$242
Treasury shares at cost, 266 thousand shares at September 30, 2026 and December 31, 2025	(1,995)	(1,995)
Additional paid-in capital	3,295,815	3,275,344
Accumulated other comprehensive loss	(6,174)	(6,197)
Accumulated deficit	(2,475,394)	(2,424,494)
Total equity	812,500	842,900

Total liabilities and equity	$1,047,985	$1,073,764

Stratasys Ltd.

Consolidated Statements of Operations
(U.S. $ in thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
(Unaudited)	2026	2025	2026	2025

Revenues
Products	$97,109	$94,061	$278,601	$282,647
Services	45,531	42,909	134,342	128,455
	142,640	136,970	412,943	411,102
Cost of revenues
Products	48,775	49,808	143,357	145,693
Services	31,539	31,070	93,661	89,584
	80,314	80,878	237,018	235,277

Gross profit	62,326	56,092	175,925	175,825

Operating expenses
Research and development, net	20,185	20,561	58,797	59,274
Selling, general and administrative	53,153	58,235	168,139	168,279
	73,338	78,796	226,936	227,553

Operating loss	(11,012)	(22,704)	(51,011)	(51,728)

Financial income, net	1,120	2,656	7,137	7,415

Loss before income taxes	(9,892)	(20,048)	(43,874)	(44,313)

Income tax expenses	318	524	7,026	2,020

Share in losses of associated companies and impairment charges	—	35,062	—	39,100

Net loss	$(10,210)	$(55,634)	$(50,900)	$(85,433)

Net loss per ordinary share - basic and diluted	$(0.12)	$(0.65)	$(0.58)	$(1.06)

Weighted average ordinary shares outstanding - basic and diluted	87,732	85,151	87,063	80,230

Stratasys Ltd.

	Reconciliation of GAAP to Non-GAAP Results of Operations
		Three Months Ended September 30,
		2026	Non-GAAP	2026	2025	Non-GAAP	2025
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$62,326	$5,908	$68,234	$56,092	$5,971	$62,063
	Operating income (loss) (1,2)	(11,012)	13,716	2,704	(22,704)	22,781	77
	Net income (loss) (1,2,3)	(10,210)	13,683	3,473	(55,634)	57,109	1,475
	Net income (loss) per diluted share (4)	$(0.12)	$0.16	$0.04	$(0.65)	$0.67	$0.02

(1)	Acquired intangible assets amortization expenses		4,521			4,526
	Non-cash share-based compensation expenses		743			819
	Restructuring and other expenses		644			626
			5,908			5,971

(2)	Acquired intangible assets amortization expenses		1,173			1,068
	Non-cash share-based compensation expenses		4,990			4,816
	Restructuring and other related costs		1,424			2,639
	Revaluation of investment		—			2,208
	Contingent consideration		151			—
	Legal and other expenses		70			6,079
			7,808			16,810
			13,716			22,781

(3)	Corresponding tax effect		156			191
	Equity method related expenses and impairment charges		—			34,337
	Finance income		(189)			(200)
			$13,683			$57,109

(4)	Weighted average number of ordinary shares outstanding - Diluted	87,732		88,135	85,151		86,000

Stratasys Ltd.

		Nine Months Ended September 30,
		2026	Non-GAAP	2026	2025	Non-GAAP	2025
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$175,925	$18,659	$194,584	$175,825	$17,704	$193,529
	Operating income (loss) (1,2)	(51,011)	50,628	(383)	(51,728)	55,967	4,239
	Net income (loss) (1,2,3)	(50,900)	55,362	4,462	(85,433)	91,966	6,533
	Net income (loss) per diluted share (4)	$(0.58)	$0.63	$0.05	$(1.06)	$1.14	$0.08

(1)	Acquired intangible assets amortization expenses		13,564			13,531
	Non-cash share-based compensation expenses		2,192			2,273
	Restructuring and other expenses		2,903			1,900
			18,659			17,704

(2)	Acquired intangible assets amortization expenses		3,561			2,923
	Non-cash share-based compensation expenses		15,042			15,713
	Restructuring and other related costs		3,022			4,231
	Revaluation of investment		—			2,208
	Contingent consideration		(3,580)			1,288
	Legal and other expenses		13,924			11,900
			31,969			38,263
			50,628			55,967

(3)	Corresponding tax effect		5,915			457
	Equity method related expenses and impairment charges		—			36,245
	Finance income		(1,181)			(703)
			$55,362			$91,966

(4)	Weighted average number of ordinary shares outstanding - Diluted	87,063		87,589	80,230		80,951

Stratasys Ltd.

Reconciliation of GAAP net loss to Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	U.S. $ in thousands		U.S. $ in thousands
Net loss	$(10,210)	$(55,634)	$(50,900)	$(85,433)
Financial income, net	(1,120)	(2,656)	(7,137)	(7,415)
Income tax expenses	318	524	7,026	2,020
Share in losses of associated companies and impairment charges	—	35,062	—	39,100
Depreciation expenses	5,443	5,085	16,492	15,548
Amortization expenses	5,701	5,602	17,149	16,481
Non-cash share-based compensation expenses	5,733	5,635	17,234	17,986
Contingent consideration	151	—	(3,580)	1,288
Legal and other expenses	438	6,466	14,522	12,020
Restructuring and other related costs	1,594	2,752	4,563	5,540
Adjusted EBITDA	$8,048	$5,044	$15,369	$19,343

Stratasys Ltd.

Reconciliation of GAAP Net Loss to Non-GAAP Net Income Forward Looking Guidance:
Fiscal Year 2026
(U.S. $ in millions, except per share data)	Low		High

GAAP net loss	$(77)	to	$(64)

Adjustments
Share-based compensation expenses	$24	to	$26
Intangible assets amortization expenses	$23	to	$25
Reorganization and other	$22	to	$28
Tax expenses related to Non-GAAP adjustments	$6	to	$7

Non-GAAP net income	$9	to	$11

GAAP loss per share	$(0.88)	to	$(0.73)

Non-GAAP diluted earnings per share	$0.10	to	$0.12

Reconciliation of GAAP Net Loss to Adjusted EBITDA Forward Looking Guidance:
Fiscal Year 2026
(U.S. $ in millions, except per share data)	Low		High

GAAP net loss	$(77)	to	$(64)

Adjustments
Share-based compensation expenses	$24	to	$26
Intangible assets amortization expenses	$23	to	$25
Reorganization and other	$22	to	$28
Tax expenses related to Non-GAAP adjustments	$6	to	$7
Other non-operating income	$(6)	to	$(6)
Depreciation	$21	to	$21

Adjusted EBITDA	$24	to	$26

Stratasys Ltd.

Reconciliation of GAAP Operating Loss to Non-GAAP Operating Income Forward Looking Guidance:
Fiscal Year 2026
(U.S. $ in millions, except per share data)	Low		High

GAAP operating loss	$(76)	to	$(64)
GAAP operating margins	(14)%	to	(11)%

Adjustments
Share-based compensation expenses	$24	to	$26
Intangible assets amortization expenses	$23	to	$25
Reorganization and other	$22	to	$28

Non-GAAP operating profit	$3	to	$5
Non-GAAP operating margins	0.6%	to	0.9%